

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

<u>Via Email</u>
Andre Troshin
President
Puget Technologies, Inc.
227 Bellevue Way NE, 411
Bellevue, Washington 98004

> **Re:** **Puget Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 10, 2012**
> **File No. 333-179212**

Dear Mr. Troshin:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

The Offering, page 7

1. We note your revisions to your duration of the offering disclosure on page 7. Please further revise this disclosure to clearly state at the outset that the initial offering period is 180 days.

Use of Proceeds, page 17

2. We have reviewed your response to comment 10 in our letter dated January 27, 2012 noting that you indicate you removed two paragraphs from your filing. Since it does not appear you actually removed the paragraphs indicated in your response from the filing, we reissue our prior comment. Please revise your disclosure to clarify what you mean by your statement on page 18 that if you are not successful in selling all 2,000,000 shares

offered you will not be able to proceed with your "business plan" unless additional funds are raised. In doing so, consider defining the term "business plan" and explaining why an offering less than 100% does not enable you to proceed with your business plan.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 20

Expenditures and Plan of Operation for the Remainder of Fiscal 2011, page 22

3. We note that your table on page 22 indicates that the anticipated minimum amount of expenses for the next 12 months will be $29,580. Since the minimum anticipated salesperson and general and administrative expense amounts appear to be $0 based on your use of proceeds table, please revise this table to reflect a minimum of $0 for those line items and to reflect a minimum total of $12,990. Please also revise the title of this section to match the current fiscal period.

Liquidity and Capital Resources, page 23

4. We have reviewed your response to comment 16 in our letter dated January 27, 2012 and your revised disclosures on page 23. Since your offering is being completed on a "best-efforts" basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the offering scenarios discussed in your filing. Please revise your disclosure to address how the company intends to satisfy its liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and 100% offering levels. Since your disclosure indicates you will not be able to implement your "business plan" if you sell less than 100% of the offered shares, you should focus your disclosure on how management intends to raise the necessary funds to implement your business plan under each offering scenario, including the expected methods of financing, the priority of financing alternatives, and the consequences of not obtaining additional financing.

Certain Relationships and Related Transactions, page 34

5. We note that the second paragraph under this subheading on page 34 indicates that there are no other related party transactions, but subsequent to this paragraph you disclose the existence of several loans from your director. Please revise.

6. Please revise your disclosure on page 34 to disclose that the loans made by your director are non-interest bearing. We note that you have provided this disclosure in Note 5 to your financial statements, but you should also provide it here. See Items 404(d) and 404(a)(5) of Regulation S-K.

Statements of Operations, page F-2

7. Please revise the January 31, 2011 date in your inception to date column to read January 31, 2012.

Statements of Cash Flows, page F-3

8. We note that your statements of cash flows for the January 31, 2012 and 2011 quarterly periods do not appropriately reconcile the change in cash and cash equivalents during those periods. We also note other errors, such as including an inventory cash outflow in operating activities despite no change in the inventory balance during the quarterly period ended January 31, 2012. Please revise your quarterly statements of cash flow as necessary.

Related Party Transactions, page F-6

9. Your table within this footnote indicates you repaid a $5,000 loan on January 2, 2011. If this repayment date is not correct, please revise the date throughout your filing. If the repayment date is correct, please provide us with a rollforward of your related party notes payable for the January 31, 2012 quarterly period.

Report of Independent Registered Public Accounting Firm, page F-9

10. We have reviewed your response to comment 22 in our letter dated January 27, 2012. As previously requested, please ensure that your auditor changes the reference to December in the opinion paragraph to read October. In the opening paragraph, please reference the statements of operations as opposed to the statements of earnings and deficit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Thomas E. Puzzo, Esq.
        Via Email